SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                                FORM 11-K

(MARK ONE)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006.

                                   OR

\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   COMMISSION FILE NUMBER 1-6682

      A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT
                   FROM THAT OF ISSUER NAMED BELOW:

                 HASBRO, INC. RETIREMENT SAVINGS PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             HASBRO, INC.
                         1027 NEWPORT AVENUE
                       PAWTUCKET, RI 02862-1059


                           REQUIRED INFORMATION

I.     FINANCIAL STATEMENTS

  The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

   Report of Independent Registered Public Accounting Firm
   Statements of Net Assets Available for Plan Benefits as of
    December 31, 2006 and 2005
   Statements of Changes in Net Assets Available for Plan Benefits for
    the years ended December 31, 2006 and 2005
   Notes to Financial Statements

   Supplemental Schedule:
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    Other schedules are omitted as the required information is not applicable.


II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm



                               SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 15, 2007                            /s/ David D.R. Hargreaves
      -------------                            --------------------------
                                               David D. R. Hargreaves
                                                Executive Vice President,
                                                 Finance and Global Operations
                                                 and Chief Financial Officer of
                                                Hasbro, Inc.

            Report of Independent Registered Public Accounting Firm

The Plan Administrator


Hasbro, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of
December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, during 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.




/s/ KPMG LLP

Providence, Rhode Island
June 12, 2007

                       HASBRO, INC. RETIREMENT SAVINGS PLAN

               Statements of Net Assets Available for Plan Benefits

                           December 31, 2006 and 2005


                                                     2006              2005
                                                     ----              ----
Assets:
    Cash                                        $    176,492           112,433
    Investments, at fair value                   296,264,214       269,927,132
                                                 -----------       -----------
          Total investments and cash (note 3)    296,440,706       270,039,565
                                                 -----------       -----------

Receivables:
     Loans to participants                         4,982,777         4,732,045
     Investment income                                   700               352
                                                 -----------       -----------
          Total receivables                        4,983,477         4,732,397
                                                 -----------       -----------

     Net assets, reflecting investments at
      fair value                                 301,424,183       274,711,962
                                                ------------       -----------

     Adjustment from fair value to contract
      value for fully benefit-responsive
      investment contracts                           484,389           442,469
                                                 -----------       -----------

     Net assets available for plan benefits     $301,908,572       275,214,431
                                                 ===========       ===========




See accompanying notes to financial statements.

                        HASBRO, INC. RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Plan Benefits

                       Years ended December 31, 2006 and 2005


                                                       2006           2005
                                                      -----          -----
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair
      value of investments                        $  22,490,999    11,581,666
    Dividends and interest                           11,585,443     7,071,726
                                                    -----------   -----------
        Total investment income (note 3)             34,076,442    18,653,392
                                                    -----------   -----------

   Contributions:
    Rollovers                                         1,171,478       736,349
    Employee contributions                           13,715,951    12,458,209
    Employer matching contributions                   8,560,970     7,806,244
                                                    -----------   -----------
        Total contributions                          23,448,399    21,000,802
                                                    -----------   -----------

            Total additions                          57,524,841    39,654,194
                                                     -----------   -----------
Deductions from net assets attributed to:
  Termination, withdrawal and retirement
    payments directly to participants                30,747,710    26,279,705
  Administrative expenses                                82,990       109,931
                                                     ----------   -----------

            Total deductions                         30,830,700    26,389,636
                                                      ----------   -----------
            Net increase                             26,694,141    13,264,558

Net assets available for plan benefits:
  Beginning of year                                 275,214,431   261,949,873
                                                   ------------   -----------
  End of year                                    $  301,908,572   275,214,431
                                                   ============   ===========


See accompanying notes to financial statements.

                       HASBRO, INC. RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                            December 31, 2006 and 2005

(1) Description of Plan

   The following brief description of the Hasbro, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   (a)  General
        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively the Company or Plan Administrator). Participation in the Plan is voluntary and eligibility provisions apply.

   (b)  Contributions
        Eligible employees could contribute up to 50% of their eligible pay, limited to an annual maximum of $15,000 and $14,000,respectively, in 2006 and 2005. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. For Milton Bradley union employees, from January 1, 2005 to February 6, 2005, the Company made a 25% matching contribution, up to a matching of 6% of a participant's eligible pay per pay period. For the remainder of 2005 and during 2006, the Company's matching contribution was 30%, up to a maximum matching of 6% of a participant's eligible pay per pay period.

        All eligible employees at least age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions." The Company does not make a matching contribution. Catch-up contributions may be made up to an additional $5,000 for 2006 and $4,000 for 2005.

   (c)  Benefits
        All participants currently employed by the Company own, or are vested in, 100% of the total value of their plan account, including the Company's 401(k) matching contribution to the Plan, except for Milton Bradley union employees who become 100% vested in Company contributions on January 1 following the completion of one year of service. Subsequent to December 31, 2006, the vesting provisions

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2006 and 2005

        related to Milton Bradley union employees were modified resulting in immediate vesting of Company contributions effective February 5, 2007. A participant's entire vested account will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant.

        Participants in the Plan have the option of receiving their account either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 1/2 may make in-service withdrawals from their vested accounts in the Plan for any reason.

   (d)  Participant Loans
        The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate on the 1st day of the month (for each month) at prime as published in the Wall Street Journal on the prior day. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, then the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

    (a) Basis of Accounting
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.













                       HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                               December 31, 2006 and 2005


    (b) Investments
        On December 29, 2005, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

        The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively restated the December 31, 2005 presentation of investments in the accompanying statements of Net Assets Available for Plan Benefits as required by the transition provisions of the FSP. One of the investment options offered by the Plan, the Stable Asset Fund for Employee Benefit Plans, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Plan Benefits state the Stable Asset Fund for Employee Benefit Plans at its fair value, with a corresponding adjustment to reflect the investment at contract value. The adoption of the FSP had no impact on net assets available for plan benefit or changes in net assets available for plan benefit.

        Investments are stated at fair value. Company stock held in the Hasbro Stock Fund is valued at the composite closing price on the New York Stock Exchange. The fair value of other investments is determined daily by Fidelity Management Trust Company (the Trustee) on a per share basis using security prices quoted on national exchanges.

        Participant notes receivable are valued at cost, which approximates fair value.










                      HASBRO, INC. RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                          December 31, 2006 and 2005


        Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

        Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

    (c) Contributions
        Contributions from employees are accounted for when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For years ended December 31, 2006 and 2005, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end.

    (d) Payments of Benefits
        Benefits are recorded when paid.

    (e) Administrative Expenses
        The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

3) Investment Information

        Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment funds offered by the Plan include the following nationally traded mutual funds: the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, the Fidelity Freedom Income Fund, the PIMCO Total Return Fund, the Spartan US Equity Index Fund, and the Fidelity Diversified International Fund. The following investment options were added as of July 1, 2005: Vanguard Small-Cap Index Fund, Vanguard Mid-Cap Index Fund, and Standish Mellon High Yield Bond Fund. The Fidelity Magellan Fund and Dreyfus Emerging Leaders Fund investment options were eliminated effective October 31, 2005.

                      HASBRO, INC. RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                          December 31, 2006 and 2005

    Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. In addition, participants cannot elect to reallocate their investment funds that would result in 25% or more of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $2,957,782 as of December 31, 2006 and $1,995,740 as of December 31, 2005.

    Participants may also elect to invest their funds in the Stable Asset Fund for Employee Benefit Plans. This fund is managed by Columbia Management Advisors, LLC. and invests in fixed income contracts. In the Statements of Net Assets Available for Plan Benefits, the Plan is required to reflect this investment at fair value, with a corresponding adjustment to contract value (see Note 2(b)). The fair value of this fund as of December 31, 2006 and 2005 was $47,616,514 and $50,853,890, respectively. The contract value of the fund as of December 31, 2006 and 2005, which is a component of net assets available for plan benefits, totaled $48,100,903 and $51,296,359, respectively. This fund yielded approximately 4.59% and 4.20% for 2006 and 2005, respectively.

    The following table represents the carrying value of investments, which were 5% or more of the Plan's net assets as of December 31, 2006:

    Spartan US Equity Index Fund                      $50,777,082
    Stable Asset Fund for Employee Benefit Plans       48,100,903
    Fidelity Growth Company Fund                       45,876,056
    Fidelity Equity Income Fund                        41,877,454
    Fidelity Diversified International Fund            32,639,330

    During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $22,490,999 and $11,581,666, respectively, as follows:

                                                    Year Ended December 31,
                                                     2006             2005
                                                    ------           ------
    Shares in Registered Investment Companies   $ 21,719,327      11,473,994
    Hasbro, Inc. Common Stock Fund                   771,672         107,672
                                                 -----------       ----------
                                                $ 22,490,999      11,581,666
                                                 ===========      ==========

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2006 and 2005


(4) Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 102,040 and 93,308 shares of common stock valued at $2,780,590 and $1,882,955, respectively, as of December 31, 2006 and 2005. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

    Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

    Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

    The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

    The Internal Revenue Service issued a determination letter on January 21, 2003, which stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes.

                       HASBRO, INC. RETIREMENT SAVINGS PLAN

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                        Year ended December 31, 2006

    Issuer                       Investment Description         Current Value
    ------                       -----------------------        -------------

Stable Asset Fund for
  Employee Benefit Plans***       4,810,090 shares in          $  48,100,903 **
                                  common/collective trusts

Spartan US Equity Index Fund     1,011,899 shares in registered  50,777,082 **
                                  investment company

Fidelity Growth Company Fund*    658,099 shares in registered    45,876,056 **
                                  investment company

Fidelity Equity Income Fund*     715,243 shares in registered    41,877,454 **
                                  investment company

Fidelity Diversified             833,338 shares in registered    32,639,330 **
 International Fund*              investment company

Fidelity Freedom 2010 Fund*      918,322 shares in registered    13,425,864
                                  investment company

PIMCO Total Return Fund          1,023,082 shares in registered  10,619,590
                                  investment company

Vanguard Small-Cap Index         412,126 shares in registered    13,455,900
 Fund                             investment company

Vanguard Mid-Cap Index Fund      122,407 shares in registered    10,983,601
                                  investment company

Fidelity Freedom 2020 Fund*      692,299 shares in registered    10,751,409
                                  Investment company

Fidelity Freedom 2030 Fund*      482,035 shares in registered     7,727,027
                                   investment company

Hasbro Stock Fund *               102,040 shares of Hasbro, Inc.  2,780,590
                                   common stock
                                  Cash                              176,492

Fidelity Freedom 2040 Fund*       305,746 shares in registered    2,898,470
                                   investment company





Standish Mellon High Yield Bond   184,412 shares in registered    2,961,664
                                   investment company

Fidelity Freedom 2000 Fund*       66,983 shares in registered       834,611
                                   investment company

Fidelity Freedom Income Fund*     90,039 shares in registered     1,039,052
                                   investment company

                                                                -----------
  Investments and Cash                                        $ 296,925,095
                                                                ===========

Loans to Participants*            Interest rate 4.0% to 8.5%   $  4,982,777

 *Party-in-interest

**Represents greater than 5% of Plan assets at December 31, 2006.

*** Represents the contract value. The fair value of this investment as of December 31, 2006 was $47,616,514.

See accompanying report of independent registered public accounting firm.